02044214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **June, 2002**

Novogen Limited

(Translation of registrant's name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F √ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐
No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________________.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

Date **17 June, 2002** By [signature]

*Print the name and title under the signature of the signing officer.

Ronald Lea Erratt
Company secretary

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule l3a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished. such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (7-91)

The information required to be furnished pursuant to (i) (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section I8 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-l2(d) [17 CFR 240.l2b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations. versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

PROMENSIL PRODUCES SIGNIFICANT CHOLESTEROL REDUCTION IN WOMEN – NEW STUDY

A research study reported at the 10th World Congress on the Menopause in Berlin, revealed a statistically significant fall in blood cholesterol in women using Promensil.

This finding adds to the established health benefits for women taking the red clover isoflavone supplement, Promensil..

The study, reported by Dr Arturo Jeri of the Institute of Gynaecology and Reproduction, Lima, Peru, was a double blind placebo controlled trial involving 100 menopausal women selected on the basis of having moderately elevated blood cholesterol. The primary goal was to determine whether blood cholesterol levels were reduced following three months of Promensil treatment.

The results revealed a statistically significant fall in blood cholesterol, particularly in LDL or "bad" cholesterol, by approximately 10 per cent, and a significant improvement in the ratio of HDL "good" cholesterol to LDL cholesterol in the treated group compared with placebo. No adverse effects were reported.

These data build on previous findings of a statically significant improvement in the acute symptoms of menopause such as hot flushes among women using Promensil.

It is well known that as women age and estrogen levels decline, their so-called "good" HDL cholesterol levels fall. Thus women over 55 are much more likely to die of heart attack or other cardiovascular incidents than men of the same age. It has been estimated that 30 per cent, or more than half a million Australian women over 60, are likely to die from heart disease or stroke.

Novogen's Research Director, Professor Alan Husband, said "These research findings indicated that in addition to managing acute symptoms of menopause, long term use of Promensil would potentially protect women against cholesterol deposition in the arteries, a major cause of cardiovascular disease in women in this age group.

"The magnitude of the reduction in cholesterol observed in this study could translate to a possible 20 per cent reduction in risk of cardiovascular disease," Professor Husband said.

"The study confirms that Promensil is able to deliver some of the benefits of HRT, without the adverse side effects.

"Considered in the light of other published studies accumulated over the past three years showing improved arterial elasticity and bone density and reduced breast densities in menopausal women taking Promensil, these latest clinical trial data provide convincing evidence that red clover isoflavones have a beneficial role to play in maintaining health and wellbeing.

"Many women are turning away from some prescription therapies to maintain health because of the suspected risks of breast and uterine cancer, breakthrough bleeding, a return of hot flushes and weight gain," Professor Husband added.

Promensil contains a standardised, proprietary formulation of isoflavones that delivers an optimal estrogenic outcome when consumed by menopausal women.

Promensil is available over-the-counter nationally in pharmacies, health food stores and selected supermarkets in one month (30 tablets) and three month (90 tablets) packs.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company's Securities and Exchange Commission filings under "Risk Factors", including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company's proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR	:	**NOVOGEN LIMITED**
LISTINGS	:	**ASX (CODE NRT), NASDAQ (CODE NVGN).**
FOR FURTHER INFORMATION	:	**MR CHRIS NAUGHTON, MANAGING DIRECTOR, NOVOGEN LIMITED OR** **DR GRAHAM KELLY, EXECUTIVE DIRECTOR, NOVOGEN** **TEL (02) 9878 0088** http://www.novogen.com
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 HOME (02) 9569 9575